CONSOLIDATED FINANCIAL STATEMENTS

Years ended  December 31, 2014 and 2013

_______________________

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Asanko Gold Inc.

We have audited the accompanying consolidated financial statements of Asanko Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Asanko Gold Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Asanko Gold Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2015 expressed an unqualified opinion on the effectiveness of Asanko Gold Inc.’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

March 16, 2015

Vancouver, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Asanko Gold Inc.

We have audited Asanko Gold Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Asanko Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, Asanko Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2104, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Asanko Gold Inc. as at December 31, 2014 and December 31, 2013, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and December 31, 2013, and our report dated March 16, 2015 expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

March 16, 2015

Vancouver, Canada

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Asanko Gold Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Asanko Gold Inc. and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  They include certain amounts that are based on estimates and judgments of management.  Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).  We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report.  The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work.  The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in their report which appears herein.

“Peter Breese”

“Greg McCunn”

Chief Executive Officer

Chief Financial Officer

March 16, 2015

March 16, 2015

ASANKO GOLD INC.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	December 31, 2014	December 31, 2013
Assets

Current assets:
Cash and cash equivalents	$228,679,552	$174,601,438
Receivables	150,211	127,089
Prepaid expenses and deposits (note 15(b))	227,645	220,103
	229,057,408	174,948,630

Non-current assets:
Property, plant and equipment (note 7)	60,288,171	2,445,309
Mineral interests and development assets (note 8)	188,819,007	60,962,871
Deferred debt financing costs (note 10)	2,936,146	3,823,128
Investment in associate	1,000	1,000
	252,044,324	67,232,308

Total assets	$481,101,732	$242,180,938

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 15 (b))	$15,353,474	$3,948,619
Foreign currency warrant liability	-	242,252
	15,353,474	4,190,871

Non-current liabilities:
Long term debt (note 10, note 21(d)(i))	57,447,225	-
Asset retirement provision (note 11)	12,638,318	9,385,102
Deferred income tax liability (note 5, note 23)	12,083,658	-
	82,169,201	9,385,102

Total liabilities	97,522,675	13,575,973

Shareholders’ Equity

Share capital (note 12)	505,468,841	334,423,542
Equity reserves (note 13)	43,032,396	36,461,969
Accumulated deficit	(164,922,180)	(142,280,546)
Total shareholders’ equity	383,579,057	228,604,965

Total liabilities and shareholders’ equity	$481,101,732	$242,180,938

Acquisition (note 5)

Commitments (note 16)

Contingencies (note 17)

Subsequent events (note 24)

Approved by the Board of Directors on March 16, 2015:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Comprehensive Loss

    Expressed in United States Dollars

	2014	2013

Administration expenses:
Consulting fees, wages and benefits (note 15)	$4,240,106	$3,896,007
Depreciation	153,930	117,746
Office, rent and administration	1,783,797	1,496,908
Professional fees	1,167,299	800,840
Regulatory fees, transfer agent and
shareholder information	337,994	408,042
Share-based payments (note 13(a))	2,372,663	1,801,866
Travel, promotion and investor relations	985,988	1,248,858
	11,041,777	9,770,267

Exploration and evaluation expenditures (note 9)	713,123	1,413,833

Other expenses (income):
Accretion expense (note 11)	317,701	271,518
Bank charges and interest	89,581	26,756
Business development (note 5)	4,676,646	1,245,497
Change in foreign currency warrant liability	(242,252)	(12,252,422)
Change in embedded derivative liability (note 10)	50,153	-
Foreign exchange (gain) loss	27,490	1,559,992
Impairment loss on investment in associate	-	626,394
Interest and other income	(1,252,887)	(1,020,299)
Restructuring costs (note 14)	2,978,006	-
Settlement of dispute (note 17(c))	6,593,789	-
Write-off of property and equipment	-	50,667
	13,238,227	(9,491,897)

Loss before taxes	24,993,127	1,692,203
Deferred income tax recovery	(2,351,493)	-
Loss and comprehensive loss for the year	$22,641,634	$1,692,203

Loss per share, basic and diluted	$0.14	$0.02

Weighted average number of shares outstanding,
basic and diluted (note 20)	164,415,743	85,043,653

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Changes in Equity

  Expressed in United States Dollars

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at December 31, 2012	85,034,338	$334,376,490	$33,160,370	$(140,588,343)	$226,948,517
Issuance of common shares for:
Mineral interest (note 8 a))	20,000	47,052	-	-	47,052
Share-based payments (note 13(a))	-	-	3,301,599	-	3,301,599
Loss and comprehensive loss for the year	-	-	-	(1,692,203)	(1,692,203)
Balance December 31, 2013	85,054,338	$334,423,542	$36,461,969	$(142,280,546)	$228,604,965
Issuance of common shares for:
Acquisition of PMI	87,149,919	166,743,940	2,342,086	-	169,086,026
Settlement of dispute (note 17(c))	1,000,000	2,375,880	-	-	2,375,880
Share issuance costs (note 12)	-	(226,423)	-	-	(226,423)
Exercise of share-based options (note 13(a))	871,350	2,151,902	(401,004)	-	1,750,898
Share-based payments (note 13(a))	-	-	4,629,345	-	4,629,345
Loss and comprehensive loss for the year	-	-	-	(22,641,634)	(22,641,634)
Balance as at December 31, 2014	174,075,607	$505,468,841	$43,032,396	$(164,922,180)	$383,579,057

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Cash Flows

Expressed in United States Dollars

	2014	2013

Cash provided by (used in):

Operating activities:
Income (loss) for the year	$(22,641,634)	$(1,692,203)
Items not involving cash:
Accretion expense	317,701	271,518
Change in embedded derivative	50,153	-
Change in foreign currency warrant liability	(242,252)	(12,252,422)
Deferred income tax recovery	(2,351,493)	-
Depreciation	153,930	149,696
Impairment of investment in associate	-	626,394
Interest and other income	(1,252,887)	(1,020,299)
Settlement of dispute (note 17(c))	5,236,709	-
Share-based payments	2,372,663	1,801,866
Share-based payments included in
exploration and evaluation expenditures	161,409	32,637
Unrealized foreign exchange loss (gain)	1,697,915	1,886,399
Write-off of property and equipment (note 14)	205,695	50,667
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(6,890,016)	212,225
Prepaid expenses and deposits	240,786	180,667
Receivables	98,843	138,283
	(22,842,478)	(9,614,572)

Investing activities:
Cash acquired on acquisition of PMI (note 5)	82,351,619	-
Restricted cash (note 6)	1,098,514	-
Mineral interests and development assets	(28,588,003)	(14,917,168)
Purchase of property, plant and equipment	(35,934,404)	(1,293,031)
Proceeds from disposal of plant and equipment	-	55,327
Interest received	1,265,625	1,273,157
	20,193,351	(14,881,715)

Financing activities:
Shares issued for cash	1,750,898	-
Share issuance costs	(226,423)	-
Long term debt proceeds, net of draw down fees	59,100,000	-
Deferred debt financing costs	(1,629,715)	(3,823,128)
	58,994,760	(3,823,128)

Impact of foreign exchange on cash and cash
equivalents	(2,267,519)	(1,691,059)

Increase (decrease) in cash and cash equivalents for the year	54,078,114	(30,010,474)
Cash and cash equivalents, beginning of year	174,601,438	204,611,912
Cash and cash equivalents, end of year	$228,679,552	174,601,438

Supplemental cash flow information (note 18)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Asanko Gold Mine (“the Project”), to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

On February 6, 2014, the Company completed the acquisition of 100% of the issued and outstanding shares of PMI Gold Corporation (“PMI”) (note 5). PMI is a resource exploration and development company which, through its subsidiaries, holds exploration and mining leases in the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project which has been combined with Asanko’s principal project known as the Esaase Gold Project, to form the Asanko Gold Mine (“AGM” or  “the Project”). PMI also holds other exploration projects in Ghana (note 5).

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

2.

Basis of presentation

(a)

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 16, 2015.

 (b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of asset retirement provisions (note 11), interest rate floor derivative liability (note 21(d)(i)) and foreign currency warrant liability, which are measured at fair value.

All amounts are expressed in US dollars, unless otherwise stated, and the US dollar is the Company’s functional currency. References to C$ are to Canadian dollars.

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources (Ghana) Limited Ghana (“Asanko Ghana”)	Ghana	90%
Asanko Resources South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
PMI Gold Corporation	Canada	100%

Effective August 15, 2014 the Company transferred control over its wholly-owned subsidiaries PMI Gold Kubi (Barbados) Inc. and Kubi Gold Company Limited (“Kubi Ghana”), pursuant to a dispute settlement agreement (note 17(c)).

3.

Significant accounting policies

(a)

Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar.

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in net earnings (loss) for the period.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(b)

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(b)

Business combinations (continued)

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in net earnings (loss).

(c)

Non-controlling interest

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. In the event a non-controlling interest is represented by a non-participating entity, then the non-controlling interest is not recognized until the entity has the right to receive its share of the subsidiary’s net assets.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

(d)

Financial instruments

(i)

Financial assets

The Company’s financial assets are comprised of cash and cash equivalents and receivables. All financial assets are initially recorded at fair value plus directly attributable transaction costs and designated upon inception into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

•

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•

Held-to-maturity investments, and loans and receivables, are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Cash and cash equivalents and receivables are classified as loans and receivables.

•

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(d)

Financial instruments (continued)

(i)

Financial assets (continued)

•

Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the net earnings (loss) when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value with fair value changes recognised in net earnings (loss).

(ii)

Financial liabilities

The Company’s financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and interest rate floor embedded derivative. All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Subsequent to initial recognition, the financial liabilities are measured in accordance with the following:

•

Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and long term loan are classified as other financial liabilities.

•

Financial liabilities classified as fair value through profit or loss  include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss  are recognized in net earnings (loss). At December 31, 2014, the Company classified an embedded derivative liability associated with the interest rate floor of the long term loan as  financial liabilities at fair value through profit or loss. During year ended December 31, 2014 the Company recognised in net earnings (loss) a decrease in the warrant liability fair value of $242,252 (2013 - $12,252,422) and the underlying warrants expired in November 2014.

(e)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(f)

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, permitting and maintaining exploration concessions in good standing, exploration drilling and related costs incurred on sites prior to the establishment of an economical resource. Exploration costs include value added taxes incurred in foreign jurisdictions when recoverability of these taxes is uncertain.

All exploration and evaluation expenditures, except for acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed until properties are determined to contain economically recoverable mineral reserves. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, costs related to that area of interest are reclassified from exploration and evaluation assets to mineral interests and development assets and tested for impairment. Costs incurred prior to the legal right to explore has been attained are expensed.

Acquisition of exploration assets

The fair value at acquisition date of a mineral interest acquired either through a business combination or asset acquisition are capitalized.

Asset retirement obligations

Amounts arising from the recognition of an asset retirement obligation are capitalized.

(g)

Mineral interests, plant and equipment

Mineral interests, plant and equipment is carried at cost less accumulated amortization. The cost of an item of mineral interests, plant or equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(g)

Mineral interests, plant and equipment (continued)

Depreciation

Depreciation is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute depreciation are as follows:

Asset	Basis	Rate
Buildings	straight-line	25 years
Computer and equipment	declining balance	30%
Leasehold improvements	straight-line	Shorter of term of lease and estimated useful life
Motor vehicles	straight-line	5 years
Machinery and equipment	straight-line	5 – 25 years
Mineral interests	units of production	n/a

Mineral interests

Mineral interests consist of costs associated with the acquisition and development of economical mineral resources within a specific area of interest. The determination of whether mineral resources are economically recoverable is indicated through the following criteria:

•

the existence of technical data that gives reasonable assurance that the mineralized resource is economically extractable;

•

the establishment of a life-of-mine model that provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production over the life of the project;

•

the existence of key operating and environmental permits or the existence of programs that layout a timeline and feasibility of attaining such authorizations;

•

management’s intent to develop the property through to commercial production; and,

•

existence of sufficient financial resources or evidence that they are clearly attainable to develop the project.

Depletion of each mineral interest will be provided on a unit-of-production basis using estimated reserves as the depletion base and will commence when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings (loss).

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

 (h)

Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or a cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in net earnings (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the net carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

(i)

Borrowing costs

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. Capitalization ceases when those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

(j)

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(j)

Asset retirement provisions (continued)

of net earnings (loss). Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The increase in the carrying value of related assets are charged against net earnings (loss) over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is also adjusted at each period end for changes to the current market-based discount rate and amount or timing of the underlying cash flows needed to settle the obligation.

(k)

Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. For all periods covered by these consolidated financial statements comprehensive loss and net loss are the same.

(l)

Loss per share

Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the share options and warrants based on the treasury stock method. As the Company has incurred a loss for all periods present in the financial statements, diluted loss per share is equal to basic loss per share.

(m)

Share-based compensation

The Company has a share-based compensation plan as described in note 12(a). The Company records all share-based compensation paid to employees and consultants using the fair value method.

Compensation expense attributable to share based awards is measured at the fair value at the date of grant using the Black-Scholes option pricing model. Each tranche of a share option grant is valued individually and then amortized on a straight-line basis over the vesting period of each tranche within the grant. The fair value, under the Black-Scholes model, takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, volatility, forfeiture rate and the risk free interest rate.

(n) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(n) Income taxes (continued)

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

(o)

Investments in associates

The Company conducted a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in non-current assets on the consolidated statements of financial position. Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(p)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The following judgements and estimates are those that are most critical to the Company’s financial statements:

Critical judgments:

(i)

Economic recoverability and probability of future economic benefits of mineral interest and capitalized development costs

Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

(ii)

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. On the acquisition of PMI management determined that the functional currency of PMI and its subsidiaries is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in the events and conditions, which determine the primary economic environment.

Estimates:

(iii)

Purchase price allocation on the acquisition of PMI

Management has allocated the purchase price based on the fair values of the assets acquired and liabilities assumed. Management has reviewed a number of comparable projects and market value allocations to assist in allocating the fair value of the assets acquired and liabilities assumed.

Fair value of replacement equities issued on acquisition of PMI

Management determined the fair value of the replacement share-based options and warrants issued on the acquisition of PMI using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions. Changes in the subjective assumption can materially affect the fair value estimate.

Deferred income tax liability recognized on acquisition of PMI

The Company recognized its best estimate of the deferred income tax liability related to the Obotan Gold Project, arising due to the fair value allocated on acquisition exceeding the tax basis of the project.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

3.

Significant accounting policies (continued)

(p)

Significant accounting judgments and estimates (continued)

(iv)

Fair value of embedded derivative

The Company recognized embedded derivative liability relating to the interest rate floor of the long term loan (note 10). The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

(v)

Effective interest rate

Management estimated the weighted average effective interest rate of the loan tranches to be 9.59% based on three-months LIBOR of 0.2546% at December 31, 2014. As the three-months LIBOR rate fluctuate, the estimated effective interest rate is estimated at each balance sheet date.

4.

Adoption of new accounting standards, amendments to and interpretations of existing standards and future accounting standards

(a)

Financial assets and financial liabilities

The amendment to IAS 32, Financial Instruments: Presentation (IAS 32) is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. The adoption of the amendments to IAS 32 did not have an impact on these consolidated financial statements.

(b)

Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on these consolidated financial statements.

(c)

Future accounting standards

(i)

IFRS 9, Financial Instruments – This standard was published in July 2014 and replaces the existing guidance in IAS 39,   Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and   measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial   assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and   derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after   January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the   adoption of this standard on its consolidated financial statement.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

4.

Adoption of new accounting standards, amendments to and interpretations of existing standards, future accounting standards (continued)

(c)

Future accounting standards (continued)

(ii)

IFRS 15, Revenue from Contracts with Customers – which supersedes IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is   currently evaluating the extent of the impact of the adoption of this standard on its consolidated financial statement.

There are other new standards, amendments to standards and interpretations that  have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

5.

Acquisition of PMI

On December 17, 2013, the Company and PMI entered into a definitive agreement whereby Asanko agreed to acquire all of the common shares of PMI (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement. Under the terms of the Plan of Arrangement, former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana by combining PMI’s Obotan gold project with the Company’s Esaase gold project to create the Asanko Gold Mine Project, as well as provides significant exploration potential for future project development on the consolidated 1,000 sq. km land package. With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions described in note 8 as the Obotan Gold Project (note 8 (a)), Kubi (note 8 (b)), and the Diaso concessions (note 8 (b)).

The allocation of the purchase price is as follows:

Purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	9,153,642
Mineral interests and development assets	97,934,748
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(14,435,151)
Net assets acquired	$169,086,026

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

5.

Acquisition of PMI (continued)

During the fourth quarter of 2014, the Company made an adjustment to the PMI purchase price allocation previously reported by reclassifying $8.4 million from mineral interests and development assets to property, plant and equipment. This adjustment along with an adjustment to estimated tax pools also had an impact on the deferred income tax liability previously reported on the Company’s interim consolidated financial statements during 2014, decreasing it by $9.0 million to $14.4 million. The purchase price allocation has been finalized as at December 31, 2014.

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 of C$2.12 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date. The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.45	C$0.45
Expected life	1.64 year	2.80 years

The Company commenced consolidating PMI’s financial position and results of operations effective February 6, 2014. The Company recognized $537,239 of interest income and a $10,005,790 net loss related to PMI for the period from February 6, 2014 to December 31, 2014. Had PMI been consolidated from January 1, 2014, the pro-forma consolidated statement of operations for the year ended December 31, 2014 would include additional interest income of  $96,261 and additional net loss of $978,838.

As at December 31, 2014, the aggregate transactions costs related to the acquisition of PMI were approximately $4.3 million, of which $0.25 million had been included in the net loss of the Company for the year ended December 31, 2013.

6.

Restricted cash

During the year ended December 31, 2014, bank guarantees related to equipment delivery and an office lease (note 5) were cancelled, resulting in a removal of the restrictions on the withdrawal of underlying cash and cash equivalents of $1.1 million.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

7.    Property, plant and equipment

	Administration	Asanko Gold Mine				Totals
	Office and equipment	Work in progress	Buildings	Equipment	Motor vehicles
Cost
As at December 31, 2012	$ 592,869	$ -	$ 757,991	$ 390,897	$ 1,210,365	$ 2,952,122
Additions	62,780	1,138,621	7,124	84,506	-	1,293,031
Dispositions	(127,412)	-	-	-	(146,543)	(273,955)
As at December 31, 2013	528,237	1,138,621	765,115	475,403	1,063,822	3,971,198
Additions	101,277	47,775,203	804,438	15,748	839,333	49,535,999
Acquired on acquisition of PMI	245,571	8,359,358	-	163,807	384,906	9,153,642
Dispositions	(214,753)	-	-	-	-	(214,753)
As at December 31, 2014	$ 660,332	$ 57,273,182	$ 1,569,553	$ 654,958	$ 2,288,061	$ 62,446,086
Accumulated depreciation
As at December 31, 2012	$ (343,972)	$ -	$ (98,531)	$ (171,804)	$ (553,228)	$ (1,167,535)
Depreciation	(117,766)	-	(76,187)	(100,321)	(232,041)	(526,315)
Dispositions	76,745	-	-	-	91,216	167,961
As at December 31, 2013	(384,993)	-	(174,718)	(272,125)	(694,053)	(1,525,889)
Depreciation	(153,930)	-	(76,511)	(124,327)	(286,316)	(641,084)
Dispositions	9,058	-	-	-	-	9,058
As at December 31, 2014	$ (529,865)	$ -	$ (251,229)	$ (396,452)	$ (980,369)	$ (2,157,915)
Net book value
As at December 31, 2013	$ 143,244	$ 1,138,621	$ 590,397	$ 203,278	$ 369,769	$ 2,445,309
As at December 31, 2014	$ 130,467	$ 57,238,182	$ 1,318,324	$ 258,507	$1,307,691	$ 60,288,171

8.

Mineral interests and development assets

(a)

Asanko Gold Mine Project

The Company’s principal mineral project is the Asanko Gold Mine Project (“the Project”), which consists of two neighbouring gold projects the Obotan Gold Project (note 3) and the Esaase Gold Project, both located in the Republic of Ghana (“Ghana”), West Africa.

Adansi Ghana owns 100% of the Obotan Gold Project. Obotan lies in the Amansie District of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra. The Obotan Gold Project consists of the Abore, Abirem and Adubea concessions, all of which have been granted mining leases and cover an area of approximately 88.98 km2. These concessions contain five deposits: Nkran, Abore, Adubiaso Asuadai and Dynamite Hill. The Adubea concession is subject to a net smelter return royalty (“NSR”) of 0.5% payable to a third party. During 2014, the Company settled a dispute with Goknet Mining Company Limited (“Goknet”) and thereby eliminated Goknet’s claim of a 2% NSR over these three concessions (note 17 (c)).

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

8.

Mineral interests and development assets (continued)

(a)

Asanko Gold Mine Project (continued)

Asanko Ghana owns a 100% interest in the Esaase Gold Project. Like Obotan, Esaase is located in the Amansie West District of Ghana. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession (“SGM”).  The Esaase Concession covers an area of approximately 42.32 km2.

Esaase and Jeni River concessions are subject to a 0.5% royalty payable to the Bonte Liquidation Committee.

The SGM is subject to a 2% NSR payable to Sky Gold Mines Limited. Asanko Ghana acquired 100% ownership in SGM by making staged payments totaling $400,000, and causing a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages over 4 years.

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession adjacent to the Esaase Gold property.

During November 2012, Asanko Ghana completed the acquisition of 10.3 km2 of the Small Scale Mining Reserve (“SSMR”) located immediately to the southwest of the Esaase main zone in exchange for  a 12.5 km2 portion of its Jeni River Concession mining lease. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

The Government of Ghana retains the right to a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. This entitles the Ghanaian government to 10% of declared dividends from the net profit of the Company’s respective subsidiaries at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital nor share in the entity’s losses, a non-controlling interest is not recognized while the respective subsidiaries of the Company are in a net liability position.

The Company’s concessions are also subject to a 5.0% royalty on gold production payable to the Government of Ghana.

(b)

Exploration projects

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000.

Adansi Ghana owns 100% interest in the Datano, Kaniago, New Obuasi, Gyagyastreso, and Afiefiso concessions located within the Asankrangwa Gold Belt.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

8.

Mineral interests and development assets (continued)

(b)

Exploration projects (continued)

If any of the exploration properties are converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

Pursuant to the Goknet settlement the Company transferred Adansi Ghana’s Diaso concessions (Nkronua Atifi, Diaso, Amuabaka, Juabo, Manhia and Agyaka Manso) and Kubi Ghana, which holds a 100% interest in the Kubi mining leases to Goknet (note 17(c)).

(c)

Mineral interests and development costs

	Asanko Gold Mine	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Fair value on acquisition of PMI	93,471,540	3,963,208	500,000	97,934,748
Acquisitions for the period	393,264	-	1,250	394,514
Dispositions for the period	-	(3,963,208)	(345,111)	(4,308,319)
Balance, December 31, 2014	98,560,248	-	326,182	98,886,430

Deferred development assets
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement costs	2,953,356	29,291	-	2,982,647
Capitalized interest	813,770	-	-	813,770
Camp operations	2,484,765	-	-	2,484,765
Development support costs	3,259,184	-	-	3,259,184
Development drilling and assays	2,087,042	-	-	2,087,042
EPCM	9,373,479	-	-	9,373,479
Feasibly studies and engineering	5,236,229	-	-	5,236,229
Permitting	769,283	-	-	769,283
Share-based payments	2,095,273	-	-	2,095,273
Community affairs and environment	2,652,186	-	-	2,652,186
VAT receivable allowance	2,110,626	-	-	2,110,626
Additions for the year	33,835,193	29,291	-	33,864,484
Dispositions for the year	-	(29,291)	-	(29,291)
Balance, December 31, 2014	89,932,577	-	-	89,932,577
Total mineral interest and deferred development assets, December 31, 2014	$ 188,492,825	$ -	$ 326,182	$ 188,819,007

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

8.

Mineral interests and development assets (continued)

(c)

 Mineral interests and development costs (continued)

	Asanko Gold Mine	Asumura	Total

Mineral interest
Balance, December 31, 2012	$ 4,498,392	$ 170,043	$ 4,668,435
Additions for the period	197,052	-	197,052
Balance, December 31, 2013	4,695,444	170,043	4,865,487

Deferred development assets
Balance, December 31, 2012	41,710,029	-	41,710,029
Asset retirement assets	(1,975,497)	-	(1,975,497)
Camp operations	2,844,814	-	2,844,814
Development support costs	672,373	-	672,373
Feasibility studies and engineering	7,831,083	-	7,831,083
Permitting	395,388	-	395,388
Share-based payments	1,467,096	-	1,467,096
Sustainability, community affairs and environment	3,052,929	-	3,052,929
VAT receivable allowance	99,169	-	99,169
Additions for the year	14,387,355	-	14,387,355
Balance, December 31, 2013	56,097,384	-	56,097,384
Total mineral interest and deferred development assets, December 31, 2013	$ 60,792,828	$ 170,043	$ 60,962,871

9.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical  feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	2014	2013

Asanko Gold Mine	$ 734,928	$ 1,413,489
Other	(21,805)	344
	$ 713,123	$ 1,413,833

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

10.

Long term debt

On October 24, 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite"). An amended DSFA was entered into on July 16, 2014 with terms substantially similar to the original DSFA. The debt provided under the amended DSFA will be utilized for developing Phase 1 of the Asanko Gold Mine Project instead of the Esaase Project as previously envisaged.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). Performance under the amended agreement is fully secured by the assets of the Company’s Ghanaian subsidiaries and is guaranteed by the Company until Project completion.

Details of the individual facilities include the following:

Project Facility Details ($130 million):

•

Interest rate of LIBOR + 6% with a one percent minimum LIBOR rate;

•

1.5% fee payable on drawdowns, with the fee associated with the expected second tranche paid in advance as a deduction to the first tranche;

•

The Company was required and drew down an aggregate of $60.0 million prior to December 22, 2014;

•

First repayment date (principal and interest) is expected to be July 1, 2016 and each of the four subsequent quarterly loan repayment dates shall be 4% of the total Project Facility including capitalized interest. The following ten quarterly loan repayments shall each be 8% of the total Project Facility including capitalized interest;

•

Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to drawdown over $60.0 million that are outstanding principally are:

-

completion of the Phase 1 Definitive Project Plan (“DPP”)with material outcomes substantially the same as the September 2012 Obotan Definitive Feasibility Study ("DFS") (DPP completed in January 2015);

-

evidence that the Company has acquired or will acquire all appropriate surface access rights to the mining area defined in the DPP;

-

Ghanaian regulatory bodies approving the creation of security over the mining leases;

-

The Company, with the approval of Ghana Minerals Commission, must formally declare the part of the area which will be used for its active mining operations as a mining area in accordance with the applicable regulations.

Overrun Facility Details ($20 million):

•

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•

3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

10.

Long term debt (continued)

The first tranche of the loan for gross proceeds of $20.0 million and net cash proceeds of $19.7 million was drawn on July 18, 2014 and the second tranche of the loan for gross proceeds of $40.0 million and net cash proceeds of $39.4 million was drawn on December 23, 2014. The Project Facility is to be repaid by the end of the first quarter of 2020 with the first repayment date on July 1, 2016.

Interest is calculated on a quarterly basis and payable in advance on the first date of each quarter. Interest accrued on a quarterly basis before the first repayment date is added to the loan principal amount. The loan is carried at amortized costs on the statement of financial position.

As at December 31, 2014 the Company had incurred a total of $5.5 million in deferred debt financing costs. Deferred financing costs are initially deferred and subsequently reclassified as part of the loan on a pro-rata basis of the loan amount drawn and amortized over the life of the DSFA using the effective interest rate method.

During the year ended December 31, 2014,  $3.4 million of the  deferred debt financing costs, which included 0.9 million of draw down fees, were recognized as part of the loan and $0.8 million of accrued interest was capitalized to deferred development costs at an effective interest rate of approximately 9.59%.

An embedded derivative liability has been recognized for the loan in relation to the interest rate floor. The fair value of the embedded derivatives on draw down was estimated to be $0.7 million (note 19 (b)(ii)). The embedded derivative liability was revalued at December 31, 2014 with the change in fair value recognized in the statement of operations.

Long term loan liability

Long term loan liability
Gross proceeds	$ 60,000,000
Draw down fees	(900,000)
Deferred financing costs	(2,516,697)
Fair value of embedded derivative liability	(726,896)
55,856,407
Loan accretion and accrued interest	813,770
56,670,177
Fair value of embedded derivative liability	777,048
Long term loan liability, December 31, 2014	$ 57,447,225

At December 31, 2014 the face value of the loan plus accrued interest was $60.7 million.

  In addition to the DSFA the Company entered into an Offtake Agreement with Red Kite with the following details:

•

Sale of 100% of the future gold production from Phase 1 to a maximum of 2.22 million ounces to Red Kite;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination, and

•

Prior to removal of the conditions precedent for the Project Facility, the Company can terminate the Offtake Agreement with Red Kite by repaying the loan and paying an Offtake termination fee which is fixed at $6 million after the additional $40 million is drawn.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

11.

Asset retirement provision

The asset retirement provision relates to current and historical disturbances on the mineral concessions within the area of interest of the Asanko Gold Mine. During the year, the Company recognized an asset retirement provision of $1.9 million in relation to the disturbances that occurred in relation to mine construction activities and camp housing.

On the acquisition of PMI, the Company assumed the asset retirement obligations related to the Kubi mining leases, with a fair value of $1.4 million at February 6, 2014. Effective August 15, 2014, the Company derecognized the asset retirement provision related to Kubi as it transferred these concessions pursuant to a settlement agreement (note 17(c)). Accretion expense for the year ended December 31, 2014 includes $17,841 related to the derecognized Kubi asset retirement provision.

The following is a continuity of the asset retirement provision at Asanko Gold Mine:

	2014	2013

Opening balance	$ 9,385,102	$ 11,089,081
Additions (reductions)	2,953,356	(1,975,497)
Accretion	299,860	271,518
Closing balance	$ 12,638,318	$ 9,385,102

The present value of this obligation has been recorded as a non-current provision.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

12.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of shares	Amount
Balance, December 31, 2012	85,034,338	$ 334,376,490
Issued pursuant to the SGM agreement (note 6(a))	20,000	47,052
Balance, December 31, 2013	85,054,338	334,423,542
Issued pursuant to the acquisition of PMI (note 3)	87,149,919	166,743,940
Issued pursuant to settlement agreement (note 15)	1,000,000	2,375,880
Share issuance costs		(226,423)
Issued pursuant to exercise of share-based options (note 11(a)):
- at C$1.12	12,500	12,792
- at C$ 1.43	5,250	7,002
- at C$ 1.96	164,850	303,124
- at C$ 2.12	112,500	224,166
- at C$ 2.15	420,000	848,414
- at C$ 2.42	156,250	355,400
Transfer from equity reserves on exercise of share-based options		401,004
Balance, December 31, 2014	174,075,607	$ 505,468,841

On February 6, 2014, the Company issued 87,149,919 of its common shares at a price of C$2.12 per share to acquire 100% of the issued and outstanding shares of PMI (note 3). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on February 5, 2014 and an exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion (note 5). The Company incurred share issuance costs of $197,694 in regulatory fees.

On August 19, 2014, the Company issued 1,000,000 of its common shares at a price of C$2.60 per share, pursuant to a settlement agreement (note 17(c)). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on August 19, 2014 and an exchange rate of 1 CAD = 0.9138 USD at the same date. The Company incurred share issuance costs of $28,729 in regulatory fees.

During the year ended December 31, 2014, the Company issued 871,350 common shares for gross proceeds of $1.75 million on exercise of options. In addition, the estimated fair value of these options of $401,004 was reclassified from equity reserves to share capital.

Year ended December 31, 2013

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent to the Esaase concession (note 8(a)). The fair value of the shares was estimated to be $47,052 or $2.35 (C$2.45) per share which was the closing market price of the Company’s shares at July 15, 2013 when the shares were issued.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

13.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of Options	Weighted average exercise price
Balance, December 31, 2012	8,158,750	C$4.54
Granted	921,000	C$2.66
Cancelled/Forfeited	(2,436,250)	C$5.15
Expired	(345,000)	C$4.20
Balance, December 31, 2013	6,298,500	C$3.93
Granted	5,801,000	C$2.16
Replacement options granted on the acquisition of PMI	3,237,491	C$4.01
Exercised	(871,350)	C$2.14
Cancelled/Expired	(3,871,350)	C$4.51
Balance, December 31, 2014	10,594,291	C$2.95

The following table summarizes the share-based options outstanding and exercisable at December 31, 2014:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	164,141	2.95	1.96	164,141	2.95	1.96
C$2.01-C$3.00	6,324,500	4.02	2.24	4,049,625	3.97	2.26
C$3.01-C$4.00	3,163,900	2.39	3.79	3,163,900	2.39	3.79
C$4.01-C$5.00	630,500	2.16	4.54	630,500	2.16	4.54
C$6.01-C$7.00	311,250	0.57	6.18	311,250	0.57	6.18
	10,594,291	3.30	2.95	8,319,416	3.08	3.15

During the year ended December 31, 2014, $2.5 million (2013 - $1.9 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $0.2 million included in exploration and evaluation expenses (2013 –$0.03 million). In addition, during the year ended December 31, 2014,  share-based payments of $2.1 million were included in mineral interests and development assets (2013 –  $1.5 million).

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

13.

Equity reserves (continued)

(a)

Share-based options (continued)

The fair value of the share-based options granted during the years ended December 31, 2014 and 2013 used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2014	2013

Risk free interest rate	1.38%	1.53%
Expected dividend yield	-	-
Share price volatility	60.04%	56.93%
Forfeiture rate	3.47%	3.01%
Expected life of options	3.20 years	3.51 years

(b)

Performance rights

In connection with the acquisition of PMI (note 5), the Company entered into an agreement with  employees of PMI, who held PMI performance rights, to issue an aggregate of 117,158 common shares of the Company upon vesting of the performance rights. In April 2014, the performance rights had not vested and were cancelled due to termination of the employment agreements of the performance rights holders.

 (c)

Warrants

The continuity of share purchase warrants for the year ended  December 31, 2014 is as follows:

Exercise price	Expiry date	December 31, 2013	Issued	Exercised	Expired	December 31, 2014

C$ 5.00	September 26, 2015	-	126,000	-	-	126,000
C$ 4.00	November 5, 2014	9,443,500	-	-	(9,443,500)	-
		9,443,500	126,000	-	(9,443,500)	126,000

During the year ended December 31, 2014, the Company issued 126,000 replacement warrants pursuant to the acquisition of PMI (note 5).

The continuity of share purchase warrants for the year ended December 31, 2013 is as follows:

Exercise price	Expiry date	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

C$ 7.50	February 17, 2013	284,050	-	-	(284,050)	-
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500
		9,727,550	-	-	(284,050)	9,443,500

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

14.

Restructuring costs

During the year ended December 31, 2014, the Company incurred restructuring charges of $3.0 million (2013 - $nil). The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia as well as employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed during April 2014.

The following table provides a summary of the restructuring charges:

Restructuring costs	2014

Employee termination benefits	$ 2,425,210
Contracts termination costs	347,101
Write-off of equipment	205,695
$ 2,978,006

15.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	2014	2013

Salaries and benefits	$ 1,760,508	$ 2,456,478
Termination benefits	-	542,398
Share-based payments	1,493,557	1,565,778
	$ 3,254,006	$ 4,565,654

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	2014	2013

Universal Mineral Services Ltd. (“UMS”) (i)	$ 123,870	$ 1,460,276

Related party balances receivable (payable):

	2014	2013

UMS (i)	$ (8,137)	$ (4,923)
UMS – prepaid deposit (i)	21,550	23,505
	$ 13,413	$ 18,582

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

15.

Related party balances and transactions (continued)

(b)

Other related parties balances and transactions (continued)

(i)

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but continues to share the cost of UMS’s office tenancy and IT services where required.

(ii)

During the year ended December 31, 2013, the Company reviewed its equity investment in UMS for impairment and concluded that the carrying amount exceeded its recoverable amount and therefore recorded an impairment charge of $626,394. No impairment charges related to the investment in associate were recorded during the year ended December 31, 2014.

16.

Commitments and contractual obligations

As at December 31, 2014, the Company had contractual obligations totaling $73.7 million, relating to long term debt. Contractual obligations related to the long term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long term debt in whole or in part at any time. At December 31, 2014 the long term debt had a prepayment value of $60.7 million.

In addition, the Company has entered into certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Phase 1.

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years

Long term debt, including future interest charges	$ 73,739,673	$ -	$ 25,662,585	$ 48,077,088

Open purchase orders	104,665,000	104,665,000	-	-

	$ 178,404,673	$ 104,665,000	$ 25,662,585	$ 48,077,088

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

17.

Contingencies

 (a)

Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease until May 2015 (note 15 (b)).

(b)

Legal proceedings

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject.

Goknet Arbitration

On November 6, 2012, PMI  received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing was scheduled for September 2014.

On August 15, 2014, the Company entered into a settlement agreement with Goknet to eliminate Goknets’s claim for a 2% NSR royalty on Phase 1 of the Asanko Gold Mine Project. The settlement involved cash, one million Asanko shares (note 12(b)) and the transfer to Goknet of two exploration projects, Kubi and Diaso (note 8(b)). Included in the agreement, the Company retained a right to match any future offer made to Goknet with respect to a disposal of the Diaso Project concessions.

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

18.

Supplemental cash flow information

	2014	2013

Change in asset retirement provision included in mineral interest (excluding provisions added as a result of PMI acquisition)	$ 2,953,356	$ (1,975,497)
Change in accounts payable related to mineral interests and development assets	(708,059)	(248,030)
Change in accounts payable related to property, plant and equipment	13,601,594	-
Depreciation included in exploration and evaluation costs	-	31,950
Depreciation included in mineral interest and development costs	487,154	376,620
Fair value of mineral interests assigned on acquisition of PMI	102,640,208	-
Fair value of shares included in mineral interest	-	47,052
Reclassification of equity reserves on exercise of share-based options	(401,004)	-
Fair value of shares included in settlement costs	2,375,880	-
Share-based compensation included in mineral interests and development cost	2,095,273	1,467,096

19.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

December 31, 2014	Canada	Ghana	Total

Property, plant and equipment	$ 60,120	$ 60,288,051	$ 60,288,171
Deferred debt financing costs	-	2,936,146	2,936,146
Mineral interest and development assets	-	193,524,467	193,524,467
Investment in associate	1,000	-	1,000
	$ 61,120	$ 256,688,664	$ 256,749,784

December 31, 2013	Canada	Ghana	Total

Plant and equipment	$ 84,564	$ 2,360,745	$ 2,445,309
Deferred debt financing costs	-	3,823,128	3,823,128
Mineral interest and development costs	-	60,962,871	60,962,871
Investment in associate	1,000	-	1,000
	$ 85,564	$ 67,146,744	$ 67,232,308

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

19.

Segmented information (continued)

Geographic allocation of loss (income)

	2014	2013

Canada	$ 14,852,653	$ (1,052,872)
Ghana	7,788,981	2,745,075
Total	$ 22,641,634	$ 1,692,203

20.

Loss (earnings ) per share

Basic loss (earnings) per share amounts are calculated by dividing the net loss (income) for the period by the weighted average number of ordinary shares outstanding during the period.

Weighted average number of common shares are calculated as follows:

	2014	2013

Issued common shares, beginning of year	85,054,338	85,034,338
Effect of shares issued on:
acquisition of mineral interest (note 8(a))	-	9,315
acquisition of PMI (note 5)	78,554,311	-
settlement agreement (note 17(c))	369,863	-
exercise of share-based options	437,231	-
Weighted average number of common shares (basic and diluted), end of year	164,415,743	85,043,653

Basic and diluted loss per share amounts are the same as there are no instruments that have a dilutive effect on earnings.

21.

 Financial instruments

As at December 31, 2014 the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, long term debt and an embedded derivative in relation to an interest rate floor.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

21.

 Financial instruments (continued)

			December 31, 2014
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 228,679,552	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	76,101	N/A
			$ 228,755,653

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 15,353,474	N/A
Long term debt	Other financial liabilities	Amortized cost	56,670,177	N/A
Embedded derivative	Fair-value-through profit and loss	Fair value	777,049	Level 2
			$ 72,800,700

			December 31, 2013
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 174,601,438	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	99,429	N/A
			$ 174,700,867

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 3,948,619	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	242,252	Level 2
			$ 4,190,871

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

21.

 Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2014, the receivables excluding refundable sales tax consist of interest receivable of $0.07 million  (December 31, 2013 - $0.1 million).

 (b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2014 the Company had a cash and cash equivalents balance of $228.7 million (December 31, 2013 – $174.6 million) to settle current liabilities of $15.3 million (December 31, 2013 - $4.0 million) that are considered short term and expected to be settled within 30 days. The Company is not obligated to make repayments of the long term loan and accrued interest until July 1, 2016.

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite (note 10) provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%. The Company’s sensitivity to a 1% decrease or increase in market rates of interest in relation to its long term debt liability would have an immaterial effect on the Company’s interest expense for the year ended December 31, 2014.

 The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended December 31, 2014 of approximately $0.2 million (December 31, 2013 - $0.2 million).

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  As at December 31, 2014 and December 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates. As at December 31, 2014, the Company had a CAD cash balance of $30.8 million (December 31, 2013 – $33.0 million) expressed in US dollar equivalent.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

21.

 Financial instruments (continued)

(c)

Market risk (continued)

(ii)

Foreign currency risk (continued)

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

		December 31, 2014			December 31, 2013
	CAD	Ghana Cedis	AUD	ZAR	CAD	Ghana Cedis	AUD	ZAR
Cash and cash equivalents	$ 30,768,533	$ 1,399,866	$ 1,092,353	$ 399,788	$ 21,946,208	$ 284,554	$ -	$ 133,491
Accounts payable	(236,248)	(1,857,552)	(842,558)	(3,529,910)	(1,118,535)	(28,919)	(48,245)	(744,659)
Net exposure	$ 30,532,284	$ (457,687)	$ 249,795	$ (3,130,122)	$ 20,827,673	$ 255,635	$ (48,245)	$ (611,168)

A 1% appreciation or a 1% depreciation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $0.3 million as at December 31, 2013 ( December 31, 2013 - $0.2 million).

(iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2014 and 2013, the Company had no financial instruments exposed to other price risk.

 (d)

Fair values

(i)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.25% to 2.59%  using an option pricing model.

(ii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

(e)

Items of income, expense, gains or losses arising from financial instruments

	December 31, 2014	December 31, 2013

Interest income from loans and receivable	$ 1,252,887	$ 1,020,299
Foreign exchange gain (loss)	(27,490)	(1,559,992)

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

22.

Capital management

The Company considers items included in shareholders’ equity to be capital.

	December 31, 2014	December 31, 2013

Shareholders’ equity	$ 383,579,057	$ 228,604,965

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The properties in which the Company currently has interests are in the exploration and development stage, as such, the Company does not currently generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. During the year ended December 31, 2014, the Company entered into an amended DSFA as disclosed in note 10. The Company is not subject to externally imposed capital requirements.

In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In addition, the Company has rigorous expenditure authorization policy. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

23.

Income taxes

(a) Tax losses

The Company has non-capital losses of approximately $28.8 million at December 31, 2014 (December 31, 2013 - $26.7 million) in Canada and $14.3 million at December 31, 2014 (December 31, 2013 - $8.7 million) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2015	$ 2,567,000	$ -	$ 2,567,000
2016	1,083,000	-	1,083,000
2017	2,982,000	-	2,982,000
2018	1,240,000	-	1,240,000
2019	6,422,000	-	6,422,000
2026	-	859,000	859,000
2027	-	1,213,000	1,213,000
2028	-	1,871,000	1,871,000
2029	-	2,170,000	2,170,000
2030	-	3,775,000	3,775,000
2031	-	6,520,000	6,520,000
2032	-	2,448,000	2,448,000
2032		6,300,000	6,300,000
2034	-	3,599,000	3,599,000

	$ 14,294,000	$ 28,755,000	$ 43,049,000

(b) Income tax recovery provision

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	Year ended December 31, 2014	Year ended December 31, 2013

Average statutory tax rate	26.00%	25.75%

Loss before income taxes	$ (24,993,129)	$ (1,692,203)

Expected income tax recovery	(6,498,214)	(430,586)
Increase (decrease) in income tax recovery resulting from:
Permanent differences	(1,482,091)	(2,540,116)
True-up prior year balances	(3,861,001)	(1,142,335)
Effect of increase in statutory rate	-	(294,683)
Effect of differences in tax rate in foreign jurisdictions	(2,173,190)	(247,729)
Foreign exchange	6,410,443	3,361,873
Other	185,366	187,532
Unrecognized tax assets	5,067,194	1,106,044

Income tax (recovery) expense	$ (2,351,493)	$ -

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

23.

Income taxes (continued)

(c)

Recognized deferred tax assets and liabilities

	December 31, 2013	Net income/loss	Equity	December 31, 2014
Property and equipment	$ (726,053)	$ (151,914)	$ -	$ (877,967)
Embedded derivative	-	17,553	-	17,553
Mineral interests	-	(12,787,542)	-	(12,787,542)
Asset retirement provision	-	660,096	-	660,096
Non-capital losses carried forward	726,053	178,149	-	904,202
	$ -	$ (12,083,658)	$ -	$ (12,083,658)
Deferred tax assets	$ 726,053	$ 855,798	$ -	$ 1,581,851
Deferred tax liabilities	$ (726,053)	$ (12,939,456)	$ -	$ (13,665,509)
Net deferred tax balance	$ -	$ (12,083,658)	$ -	$ (12,083,658)

	December 31, 2012	Net income/loss	Equity	December 31, 2013
Property and equipment	$ -	$ (726,053)	$ -	$ (726,053)
Non-capital losses carried forward	-	726,053	-	726,053
	$ -	$ -	$ -	$ -
Deferred tax assets	$ -	$ 726,053	$ -	$ 726,053
Deferred tax liabilities	$ -	$ (726,053)	$ -	$ (726,053)
Net deferred tax balance	$ -	$ -	$ -	$ -

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

23.

Income taxes (continued)

(d)

Unrecognized deferred tax assets and liabilities

The Company is not recording the following deferred tax assets as it was determined that under current conditions it is not more likely-than not that these future tax benefits in Canada and Ghana will be realized.

	December 31, 2013	Net income/loss	Equity	December 31, 2014
Property and equipment	$ (726,053)	$ 749,773	$ -	$ 23,720
Share issuance costs	518,616	-	927,801	1,446,417
Investment in associate	611,339	(324,706)	-	286,633
Mineral interests	17,948,074	531,663	-	18,479,737
Asset retirement provision	-	3,763,316	-	3,763,316
CEC	-	5,181	-	5,181
Unrealized foreign exchange	98,993	(98,993)	-	-
Non-capital losses carried forward	9,981,289	1,593,572	-	11,574,861
Total	$ 28,432,258	$ 6,219,806	$ 927,801	$ 35,579,865

	December 31, 2012	Net income/loss	Equity	December 31, 2013
Property and equipment	$ (488,920)	$ (237,133)	$ -	$ (726,053)
Share issuance costs	1,229,681	-	(711,065)	518,616
Investment in associate	457,947	153,392	-	611,339
Mineral interests	15,638,328	2,309,746	-	17,948,074
Unrealized foreign exchange	410,626	(311,633)	-	98,993
Non-capital losses carried forward	10,078,550	(97,261)	-	9,981,289
Total	$ 27,326,212	$ 1,817,111	$ (711,065)	$ 28,432,258

(e)

Temporary differences related to unrecognized deferred tax assets and liabilities

	December 31, 2013	December 31, 2014
Property and equipment	$ -	$ 91,000
Share issuance costs	1,995,000	5,563,000
Investment in associate	2,351,000	1,102,000
Mineral interests	51,280,000	52,799,000
Asset retirement provision	-	10,752,000
CEC	-	20,000
Unrealized foreign exchange	381,000	-
Non-capital losses carried forward	33,314,000	40,540,000
Total	$ 89,321,000	$ 110,867,000

ASANKO GOLD INC.

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Expressed in United States Dollars

24.

 Subsequent events

(a)

Bought deal financing

On February 11, 2015, the Company closed a bought deal financing of 22,770,000 common shares at a price of C$2.02 per share, for gross proceeds to the Company of approximately C$46.0 million. The Company paid C$2.2 million in fees to a syndication of underwriters.

(b)

Share-based options grant

During January and February 2015 the Company granted 4,121,000 share-based options to directors, officers and employees at a weighted average exercise price of C$2.07.

(c)

Foreign exchange forward contracts

During January 2015 the Company entered into a series of foreign exchange forward contracts to purchase ZAR221.4 million for C$22.4 million and ZAR125.2 million for $10.7 million. The proceeds from these contracts will be used to mitigate a significant portion of South African Rand exposure related to the construction of the Asanko Gold Mine.